Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-173672
August 23, 2011

John Deere Capital Corporation

$500 million 1.850% Senior Notes due September 15, 2016

Issuer:	John Deere Capital Corporation

Ratings:	A2 by Moody’s Investors Service, Inc. / A by Standard & Poor’s Ratings Services

Note Type:	Medium Term Notes, Series E

Issue Size:	$500 million

Trade Date:	August 23, 2011

Settlement Date (T+3):	August 26 2011

Maturity Date:	September 15, 2016

Treasury Benchmark:	1.500% UST due July 31, 2016

Benchmark Treasury Yield and Price:	0.911%; $102-26.75

Spread to Benchmark Treasury:	95 basis points

Reoffer Yield:	1.861%

Coupon:	1.850%

Coupon Payment Dates:	Semi-Annually on March 15 and September 15, commencing on March 15, 2012 and ending on the maturity date

Day Count:	30 / 360

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter

Redemption Provision	N/A

Price to Public:	99.947%

Gross spread:	0.350%

Net proceeds (%):	99.597%

Net Proceeds ($):	$497,985,000

CUSIP:	24422ERF8

Joint Book-Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Managers:	BNP Paribas Securities Corp. Morgan Stanley & Co. LLC Santander Investment Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611 or J.P. Morgan Securities LLC at 212-834-4533.

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